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                               January 19, 2023

       Yunwu Li
       Chief Executive Officer and Chairman of the Board of Directors CDT Environmental Technology Investment Holdings Limited
       C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
       Nanshan District, Shenzhen, China 518057

                                                        Re: CDT Environmental
Technology Investment Holdings Limited
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed December 23,
2022
                                                            File No. 333-252127

       Dear Yunwu Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form F-1

       Cover Page

   1. Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page.
Please ensure the disclosure is consistent with your underwriting agreement.
   2. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page
to indicate that the offering is not contingent on NASDAQ
                                                        approval of your
listing application and that if the shares are not approved for listing, you may experience
difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity
and the value of shares.
 Yunwu Li
FirstName  LastNameYunwu   Li Investment Holdings Limited
CDT Environmental  Technology
Comapany
January 19,NameCDT
            2023     Environmental Technology Investment Holdings Limited
January
Page 2 19, 2023 Page 2
FirstName LastName
Risks Related to our Ordinary Shares and this Offering
There has been no prior public market for our ordinary shares and an active trading market may never develop or be sustained, page 30

3. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise this risk factor to address the potential for rapid price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly.
         Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Management
Compensation of Directors and Executive Officers, page 84

4. Please update your compensation disclosure to reflect information for the last completed fiscal year ended December 31, 2022. Refer to Item 4 of Form F-1 and
Item 6.B of Form
         20-F.
Financial Statements
Financial Statements for the Six Months Ended June 30, 2022 and 2021
(Unaudited)
Notes to Unaudited Condensed Consolidated Financial Statements
Note 2 - Restatement of Previously Issued Financial Statements, page F-7

5. You restated your financial statements for the six months ended June 30, 2021 and for the fiscal year ended December 31, 2020 on page F-37. The most significant restatement adjustment for both periods is the re-estimate of the allowance of doubtful accounts for accounts receivable. Tell us why you believe these allowance adjustments are properly presented as a correction of an error. In doing so, tell us whether the error resulted from a mathematical mistake, mistake in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared.
6. Your disclosure suggests that the engagement of your new auditor to re-perform the review for the six months ended June 30, 2021 and re-audit the fiscal year ended 2020 in
         2022 resulted in the determination that your allowance did not correctly reflect your results of operations and was an error. This appears to be based on the collection of substantial balance of accounts receivable generated for the years ended 2020, 2019, and
         2018 through the date of this prospectus/date of your report dated December 23, 2022.
         Tell us whether your restatement adjustments are based on collections of accounts receivable balances recorded as of June 30, 2021 and December 31, 2020, through
         December 23, 2022. If so, tell us why you believe it is appropriate to restate accounts receivable allowances for collections which appear to be Type II subsequent events.
 Yunwu Li
CDT Environmental Technology Investment Holdings Limited
January 19, 2023
Page 3
7. You disclose that you generally use the cost-to-cost measure of progress method to recognize revenue from sewage treatment systems by measuring the ratio of total costs incurred to date to the total estimated costs at completion of the performance obligation.
      Due to the fact that you engaged a new independent accountant to re-perform the review of results of operation for the six months ended June 30, 2021, in 2022, you determined that the timing in recognizing cost of revenue from sewage treatment systems was not properly recorded. Therefore, you restated the unaudited financial statements for the six months ended June 30, 2021, related to revision of cost of revenue and revenue from sewage treatment systems pertained to the reason mentioned above. Please tell us the following:

             What other methods do you use other than the cost-to-cost measure of progress method to recognize revenue from sewage treatment systems;
             How did you determine that the timing in recognizing cost of revenue from sewage treatment systems was not property recorded;
             What were the most significant differences in the timing in recognizing cost of revenue and the ratio of the total costs incurred to date to the total estimated costs at completion of the performance obligation; and
             Why the revenue recognized to date exceeds the progress billings to date by 236% at
           June 30, 2022, and 331% at December 31, 2021.
Note 5 - Contract Assets, page F-52

8. You disclose that contract retentions are included in contract assets. Please disclose the amount and percentage of the retentions.

General

9. We note your change of auditors from Friedman LLP to Wei, Wei & Co., LLP. Present the information required by Item 4.d of Form F-1. Refer to Item 16F of Form 20-F.
        You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameYunwu Li
                                                  Division of Corporation
Finance
Comapany NameCDT Environmental Technology Investment Holdings Limited
                                                  Office of Energy &
Transportation
January 19, 2023 Page 3
cc:       Hillary O   Rourke, Esq.
FirstName LastName